(An Exploration Stage Company)

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

Six Months Ended July 31, 2013 and 2012

Corporate Head Office

2300-1177 West Hastings Street
Vancouver, BC
Canada
V6E 2K3
Tel: 604-638-5817

NOTICE OF DISCLOSURE

Notice of disclosure of non-auditor review of condensed consolidated interim financial statements pursuant to National Instrument 51-102, Part 4, subsection 4.3(3)(a) issued by the Canadian Securities Administrators.

The accompanying condensed consolidated interim financial statements of the Company for the six month period ended July 31, 2013 have been prepared in accordance with International Financial Reporting Standards and are the responsibility of the Company's management. The Company's independent auditors have not performed an audit or a review of these condensed consolidated interim financial statements.

DORATO RESOURCES INC.
(An Exploration Stage Company)
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	July 31,	January 31,
	2013	2013

ASSETS

Current
Cash and cash equivalents	$20,562	$38,081
Accounts receivable	2,946	5,633
Investment (Note 6)	32,465	136,364
Prepaid expenses	4,208	16,776

	60,181	196,854

Property, plant and equipment (Note 7)	49,234	56,547
Interest in exploration properties (Note 8)	-	500,000

	$109,415	$753,401

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$592,999	$531,989
Due to related parties (Note 11)	816,379	691,771

	1,409,378	1,223,760

Shareholder’s equity

Capital stock (Note 9)	56,461,592	56,461,592
Share-based payment reserve (Note 10)	5,871,554	5,871,554
Accumulated other comprehensive loss	(56,815)	(13,636)
Deficit	(63,576,294)	(62,789,869)

	(1,299,963)	(470,359)

	$109,415	$753,401

Nature of operations and going concern (Note 1)

On behalf of the Board:

“Rowland Perkins” (signed)	Director	“Gordon Neal”(signed)	Director
Mr. Rowland Perkins		Mr. Gordon Neal

The accompanying notes are an integral part of these condensed consolidated financial statements

DORATO RESOURCES INC.
(An Exploration Stage Company)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	Three months ended		Six months ended
	July 31		July 31
	2013	2012	2013	2012

EXPENSES
Consulting fees (Note 11)	$56,404	$27,305	$96,786	$64,039
Depreciation	3,609	17,122	7,313	34,793
Exploration and evaluation costs (Notes 11 and 12)	-	1,237,525	1,386	1,308,029
Gain (loss) on foreign exchange	23,808	(81,694)	39,127	(155,946)
Investor relations (Note 11)	450	4,974	840	14,391
Loss on sale of investment (Note 6)	35,505	-	35,505	-
Office and miscellaneous (Note 11)	10,160	27,892	30,387	60,794
Professional fees (Note 11)	43,254	89,496	58,458	57,791
Regulatory (Note 11)	8,441	24,530	13,315	35,886
Travel and promotion (Note 11)	2,791	11,491	2,879	17,682
Wages and benefits (Note 11)	91	31,653	429	86,109
Write-off of exploration and evaluation assets	-	-	500,000	-

Net loss for the period	(184,513)	(1,390,298)	(786,425)	(1,523,568)

Other comprehensive gain (loss) on available-for-sale securities	14,776	-	(43,179)	-

Comprehensive loss for the period	$(169,737)	$(1,390,298)	$(829,604)	$(1,523,568)

Basic and fully diluted loss per share	$(0.00)	$(0.02)	$(0.00)	$(0.02)

Weighted average number of shares outstanding	89,830,376	86,246,023	89,830,376	81,495,780

The accompanying notes are an integral part of these condensed consolidated financial statements

DORATO RESOURCES INC.
(An Exploration Stage Company)
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

			Share-based	Available-
	Number of	Issued	Payment	for-Sale
	Shares	Capital Stock	Reserve	Investment	Deficit	Total Equity

Balance, January 31, 2012	76,639,985	$55,279,506	$5,871,554	$-	$(55,659,555)	$5,491,505

Issuance of shares for cash:
Private placement	13,190,391	1,187,135	-	-	-	1,187,135
Share issue costs	-	(5,049)	-	-	-	(5,049)
Net loss for the period	-	-	-	-	(1,523,568)	(1,523,568)

Balance, July 31, 2012	89,830,376	$56,461,592	$5,871,554	$-	$(57,183,123)	$5,150,023

Unrealized loss on available- for-sale investment	-	-	-	(13,636)	-	(13,636)
Net loss for the period	-	-	-	-	(5,606,746)	(5,606,746)

Balance, January 31, 2013	89,830,376	$56,461,592	$5,871,554	$(13,636)	$(62,789,869)	$(470,359)

Unrealized loss on available-for-sale investment	-	-	-	(43,179)	-	(43,179)
Net loss for the period	-	-	-	-	(786,425)	(786,425)

Balance, July 31, 2013	89,830,376	$56,461,592	$5,871,554	$(56,815)	$(63,576,294)	$(1,299,963)

The accompanying notes are an integral part of these condensed consolidated financial statements

DORATO RESOURCES INC.
(An Exploration Stage Company)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)
SIX MONTHS ENDED JULY 31

	2013	2012

Operating activities
Net loss for the period	$(786,425)	$(1,523,568)
Add items not affecting cash
Depreciation	7,313	34,793
Unrealized loss (gain) on foreign exchange	18,656	(3,117)
Write-off of exploration and evaluation assets	500,000	-
Loss on sale of investment	35,505	-
Changes in non-cash items
Accounts receivable	2,687	(9,825)
Prepaid expenses	12,568	12,218
Accounts payable and accrued liabilities	41,950	17,440
Due to related parties	124,608	111,790
Cash used in operating activities	(43,138)	(1,360,269)

Investing activities
Proceeds on sale of investment	25,215	-
Interests on exploration properties	-	350,000
Purchase of equipment	-	(224,170)
Use of exploration advance	-	99,670
Cash provided by investing activities	25,215	225,500

Financing activities
Issuance of capital stock, net	-	1,182,086
Share subscription received	-	-
Cash provided by financing activities	-	1,182,086

Effect of foreign exchange on cash	404	2

Increase (decrease) in cash and cash equivalents	(17,519)	47,319
Cash and cash equivalents, beginning of period	38,081	60,151

Cash and cash equivalents, end of period	$20,562	$107,470

Supplemental cash flow information
Interest received	$3	$3
Income taxes paid	$-	$-

The accompanying notes are an integral part of these condensed consolidated financial statements

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Prepared by Management)
(Expressed in Canadian dollars)
SIX MONTHS ENDED JULY 31, 2013 AND 2012

1.	NATURE OF OPERATIONS AND GOING CONCERN

Dorato Resources Inc. (the "Company") is incorporated under the laws of British Columbia, Canada. The Company is engaged in the acquisition, exploration and development of mineral properties. The Company is an exploration stage company.

These condensed consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future, and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Several conditions cast doubt on the validity of this assumption. For the six month period ended July 31, 2013, the Company incurred an operating loss of $786,425 (2012 - $1,523,568), and as at July 31, 2013 has working capital deficiency of $1,349,197 (January 31, 2013 – $1,026,906), an accumulated deficit of $63,576,294 (January 31, 2013 - $62,789,869), limited resources, no source of operating cash flow and no assurances that sufficient funding will be available to conduct further exploration and development of its mineral property interests.

The Company does not generate cash flow from operations to fund its activities and has therefore relied principally upon the issuance of securities for financing. Future capital requirements will depend on many factors including the Company's ability to execute its business plan. The Company intends to continue relying upon the issuance of securities to finance its future activities, but there can be no assurance that such financing will be available on a timely basis under terms acceptable to the Company, particularly in view of current market conditions. Although these condensed consolidated financial statements do not include any adjustments that may result from the inability to secure future financing, such a situation would have a material adverse effect on the Company’s recoverability of assets, classification of assets and liabilities, and results of operations should the Company be unable to continue as a going concern.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The Company has no source of revenue, and has significant cash requirements to meet its administrative overhead and maintain its interest in exploration properties. The recoverability of amounts shown for interest in exploration properties is dependent on several factors. These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition. The carrying values of the Company’s interest in exploration properties do not reflect current or future values.

2.	BASIS OF PREPARATION

Statement of compliance

These condensed consolidated financial statements are prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”), using accounting policies consistent with International Financial Reporting Standards (“IFRS”). The condensed consolidated interim financial statements should be read in conjunction with the annual financial statement for the year ended January 31, 2013, which have been prepared in accordance with IFRS as issued by the IASB.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Prepared by Management)
(Expressed in Canadian dollars)
SIX MONTHS ENDED JULY 31, 2013 AND 2012

2.	BASIS OF PREPARATION (cont’d…)

Statement of compliance (cont’d…)

These condensed consolidated financial statements have been prepared on a historical cost basis. In addition these condensed consolidated financial statements have been prepared using the accrual basis of accounting except for share-based payments and awards, which are measured at fair value.

The accounting policies set out in Note 3 have been applied consistently by the Company and its subsidiary in preparing the condensed consolidated financial statements for the periods ended July 31, 2013 and 2012.

Approval of the financial statements

The condensed consolidated financial statements of Dorato for the six month periods ended July 31, 2013 and 2012 were approved and authorized for issue by the Board of Directors on September 23, 2013.

Foreign currency translation

Items included in the financial statements of each of the Company's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The condensed consolidated financial statements are presented in Canadian dollars, the Company's functional currency. The financial statements of the subsidiaries have the same functional currency as that of the Company. Amounts recorded in foreign currencies are translated into Canadian dollars as follows:

i)	Monetary assets and liabilities, at the rate of exchange in effect as at the statement of financial position date;

ii)	Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

iii)	Interest income and expenses (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange on the transaction date.

Gains and losses arising from this translation of foreign currency are included in the determination of net loss for the period.

Use of judgments and estimates

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. Actual outcomes could differ from these estimates. These condensed consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future years if the revision affects both current and future years. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Prepared by Management)
(Expressed in Canadian dollars)
SIX MONTHS ENDED JULY 31, 2013 AND 2012

2.	BASIS OF PREPARATION (cont’d…)

Use of judgements and estimates (cont’d…)

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to the following significant area:

(i)	recoverability of the carrying amount of interest in exploration properties;
(ii)	inputs used in measuring the deferred income tax assets and liabilities.

Review of asset carrying values and impairment assessment

Each reporting period, assets or cash generating units are evaluated to determine whether there are any indications of impairment. If any such indication exists, which is often judgmental, an impairment test is performed and if indicated, an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell or value in use.

Deferred income taxes

The determination of the Company’s tax expense or recovery for the period and deferred tax liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings which affect the extent to which potential future tax benefits may be used. Estimates of future taxable income are based on forecasted cash flows from future operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows are based on life of mine projections. To the extent that future cash flows from operations and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred income tax assets recorded on the balance sheet could be impacted. The Company is also subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimate of the probable outcome of these matters.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Prepared by Management)
(Expressed in Canadian dollars)
SIX MONTHS ENDED JULY 31, 2013 AND 2012

2.	BASIS OF PREPARATION (cont’d…)

Critical accounting judgments

The determination of categories of financial assets and financial liabilities has been identified as an accounting policy which involves judgments or assessments made by management. The following are accounting items which involve judgment:

Mineral properties

The acquisition of title to mineral properties is a complicated and uncertain process. The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Company has made efforts to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Going concern

The preparation of these financial statements requires management to make judgments regarding the going concern of the Company. Going concern presentation of the consolidated financial statements which assumes the Company will continue operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due.

Functional currency

The functional currency of the Company and each of its subsidiaries is the Canadian dollar (“CAD”), which is the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and this is re- evaluated for each new entity or if conditions change.

3.	SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These condensed consolidated financial statements include the accounts of the Company and its wholly- owned subsidiaries (Note 15). Subsidiaries are entities over which the Company has the power to govern the financial and operating policies through share ownership and the existence of voting rights currently or potentially exercisable. Subsidiaries are fully consolidated from the date on which control is transferred. All significant intercompany balances and transactions were eliminated upon consolidation.

Cash and cash equivalents

Cash and cash equivalents consists of cash on deposit at major financial institutions in Canada and Peru and highly liquid investments that are cashable into known amounts of cash on demand, and which are subject to insignificant credit and interest rate risk.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Prepared by Management)
(Expressed in Canadian dollars)
SIX MONTHS ENDED JULY 31, 2013 AND 2012

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Investments

Investments, not including derivatives, are classified as available-for-sale, and are carried at quoted market value, where applicable, or at an estimate of fair value. Resulting unrealized gains or losses, net of applicable income taxes, are reflected in other comprehensive income, while realized gains or losses are reflected in operations.

The investments are reviewed, on an investment-by-investment basis, quarterly, to consider whether there are any conditions that may indicate that the investments are impaired. When the impairments are identified, in the Company’s assessment, the accumulated unrealized gains or losses are reflected in operations rather than in other comprehensive income. Significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

Interests in exploration properties

All of the Company’s projects are currently in the exploration and evaluation phase.

(i)	Pre-exploration costs

Pre-exploration costs are expensed in the period in which they are incurred.

(ii)	Exploration and evaluation expenditures

Once the legal right to explore a property has been acquired, costs directly related to the acquisition of interests in exploration properties are capitalized, on an area-of-interest basis. Subsequently the mineral property rights are carried at cost, less any impairment, until such time as the assets are substantially ready their intended use or sale, being commercial production at operating levels intended by management.

Exploration expenditures incurred during the exploration and evaluation phase are expensed as incurred and included in profit or loss.

The Company assesses interests in exploration properties for impairment when facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount. Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development and is classified as “mine development costs”. Interests in exploration properties are also tested for impairment before the assets are transferred to development properties.

As the Company currently has no operational income, any incidental revenues earned in connection with exploration activities are applied as a reduction to property carrying values. Interest in exploration properties are classified as intangible assets.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Prepared by Management)
(Expressed in Canadian dollars)
SIX MONTHS ENDED JULY 31, 2013 AND 2012

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…) Property, plant and equipment

(i)	Recognition and measurement

On initial recognition, property, plant and equipment are valued at cost, being the purchase price and directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company, including appropriate borrowing costs and the estimated present value of any future unavoidable costs of dismantling and removing items. The corresponding liability is recognized within provisions.

Property, plant and equipment is subsequently measured at cost less accumulated depreciation, less any accumulated impairment losses, with the exception of land, which is not depreciated.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

(ii)	Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii)	Major maintenance and repairs

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the profit or loss during the financial period in which they are incurred.

(iv)	Gains and losses

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount, and are recognized in profit or loss.

(v)	Depreciation

Depreciation is recognized in profit or loss on a declining-balance basis at the following annual rates:

Computer equipment	-	25% - 30%
Office equipment	-	10% - 25%
Leasehold improvements	-	straight-line over the lease term

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Prepared by Management)
(Expressed in Canadian dollars)
SIX MONTHS ENDED JULY 31, 2013 AND 2012

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Property, plant and equipment (cont’d…)

Additions during the year are depreciated at one-half the annual rates.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

Impairment of long-lived assets

Non-current assets are evaluated at least annually by management for indicators that carrying value is impaired and may not be recoverable. When indicators of impairment are present the recoverable amount of an asset is evaluated at the level of a cash generating unit (CGU), the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets, where the recoverable amount of a CGU is the greater of the CGU’s fair value less costs to sell and its value in use. An impairment loss is recognized in profit or loss to the extent the carrying amount exceeds the recoverable amount.

The Company uses its best efforts to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects. Discounted cash flow techniques often require management to make estimates and assumptions concerning reserves and expected future production revenues and expenses.

Reversal of impairment

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. An impairment loss with respect to goodwill is never reversed.

Provisions for environmental rehabilitation

The Company records a liability based on the best estimate of costs for site closure and reclamation activities that the Company is legally or constructively required to remediate. The liability is recognized at the time environmental disturbance occurs and the resulting costs are capitalized to the corresponding asset. The provision for closure and reclamation liabilities is estimated using expected cash flows based on engineering and environmental reports prepared by third-party industry specialists and discounted at a pre-tax rate specific to the liability. The capitalized amount is depreciated on the same basis as the related asset. The liability is adjusted for the accretion of the discounted obligation and any changes in the amount or timing of the underlying future cash flows. Significant judgments and estimates are involved in forming expectations of the amounts and timing of future closure and reclamation cash flows.

Additional disturbances and changes in closure and reclamation estimates are accounted for as incurred with a change in the corresponding capitalized cost. Costs of rehabilitation projects for which a provision has been recorded are recorded directly against the provision as incurred.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Prepared by Management)
(Expressed in Canadian dollars)
SIX MONTHS ENDED JULY 31, 2013 AND 2012

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Income taxes

The Company uses the balance sheet method of accounting for income taxes. Under the balance sheet method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets also result from unused loss carry-forwards, resource related pools and other deductions. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Capital stock

The proceeds from the exercise of stock options and warrants are recorded as capital stock in the amount for which the option and warrant enabled the holder to purchase a share in the Company. Commissions paid to underwriters, and other related share issue costs, such as legal, auditing and printing, on the issue of the Company’s shares are charged directly to capital stock. Common shares issued for consideration other than cash are valued based on their market value at the date the agreement to issue shares were concluded.

Valuation of equity units issued in private placements

The Company has adopted fair value method with respect to the measurement of shares and warrants issued as private placement units. The Company allocates the net proceeds based on the relative fair values to each component.

Share-based payments

The Company has a stock option plan that is described in Note 10. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share- based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The amount recognized as an expense is adjusted to reflect the number of awards expected to vest. The offset to the recorded cost is to share-based payments reserve. Consideration received on the exercise of stock options is recorded as capital stock and the related share-based payments reserve is transferred to capital stock.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Prepared by Management)
(Expressed in Canadian dollars)
SIX MONTHS ENDED JULY 31, 2013 AND 2012

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Earnings (loss) per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

Financial instruments

Financial assets and liabilities are initially recognized at fair value on settlement date and are subsequently measured based on their classification. Transaction costs are expensed when incurred. Regular purchases and sales of financial instruments are recognized at trade date.

(i)	Financial assets

The Company classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity investments or available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at recognition.

Fair value through profit or loss

Financial assets at fair value through profit or loss are initially recognized at fair value with changes in fair value recorded through profit or loss. Cash and cash equivalents are included in this category of financial assets.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity date. Loans and receivables are initially recognized at fair value and subsequently carried at amortized cost using the effective interest method, less any impairment. Loans and receivables are comprised of accounts receivable.

Held-to-maturity investments

Held-to-maturity investments are measured at amortized cost using the effective interest rate method. Transaction costs are added and amortized to the statements of operations and comprehensive loss over the life of the financial instrument on an effective yield basis.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Prepared by Management)
(Expressed in Canadian dollars)
SIX MONTHS ENDED JULY 31, 2013 AND 2012

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…) Financial instruments (cont’d…)

Available-for-sale financial assets

Available-for-sale (“AFS”) financial assets are non-derivatives that are either designated as available-for-sale or not classified in any of the other financial asset categories. Changes in the fair value of AFS financial assets other than impairment losses are recognized as other comprehensive income and classified as a component of equity. ASF are comprised of investment.

Management assesses the carrying value of AFS financial assets for objective evidence that impairment exists each reporting period and any impairment charges are recognized in profit or loss. When financial assets classified as available-for-sale are sold, the accumulated fair value adjustments recognized in accumulated other comprehensive income are included in profit and loss.

(ii)	Financial liabilities

Other financial liabilities

Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred, and are subsequently stated at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit and loss over the period to maturity using the effective interest method.

Other financial liabilities are classified as current or non-current based on their maturity date. Financial liabilities include accounts payable and accrued liabilities and due to related parties.

4.	CHANGES IN ACCOUNTING STANDARDS

The Company has adopted the following accounting pronouncements that have been issued and effective on or after February 1, 2013 and determined that they have no impact on its financial statements:

	(i)	IAS 1 Presentation of Financial Statements (Amendment) (“IAS 1”)

IAS 1 amendment requires components of other comprehensive income (OCI) to be separately presented between those that may be reclassified to income and those that will not.

	(ii)	IAS 19 Employee Benefits (2011) is an amended version with revised requirements for pensions and other post-retirement benefits, termination benefits and other changes.

Disclosures — Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7) amends the disclosure requirements in IFRS 7 Financial Instruments: Disclosures to require information about all recognized financial instruments that are set-off in accordance with paragraph 42 of IAS 32 Financial Instruments: Presentation.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Prepared by Management)
(Expressed in Canadian dollars)
SIX MONTHS ENDED JULY 31, 2013 AND 2012

4.	CHANGES IN ACCOUNTING STANDARDS (cont’d…)

(ii)	IAS 19 Employee Benefits (2011) is an amended version with revised requirements for pensions and other post-retirement benefits, termination benefits and other changes (cont’d…)

The amendments also require disclosure of information about recognized financial instruments subject to enforceable master netting arrangements and similar agreements even if they are not set off under IAS 32.

(iii)	IFRS 10 Consolidated Financial Statements (“IFRS 10”)

IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27 “Consolidated and Separate Financial Statements” and SIC-12 “Consolidation—Special Purpose Entities”.

(iv)

IFRS 11 Joint Arrangements establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement.

(v)

IFRS 12 Disclosure of Involvement with Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.

(vi)	IFRS 13 Fair Value Measurements (“IFRS 13”)

IFRS 13 defines fair value and sets out a single IFRS framework for fair value measurements and disclosures. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases; measurements that have some similarities to fair value but that are not fair value, such as net realisable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets.

(vii)

IAS 27 Separate Financial Statements has the objective of setting standards to be applied in accounting for investments in subsidiaries, jointly ventures, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements.

(viii)

IAS 28 Investments in Associates and Joint Ventures prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 applies to all entities that are investors with joint control of, or significant influence over, an investee (associate or joint venture).

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Prepared by Management)
(Expressed in Canadian dollars)
SIX MONTHS ENDED JULY 31, 2013 AND 2012

4.	CHANGES IN ACCOUNTING STANDARDS (cont’d…)

Accounting Standards Issued and Effective for Years Beginning on or After January 1, 2015:

IFRS 9 Financial Instruments (2010) is a revised version incorporating revised requirements for the classification and measurement of financial liabilities, and carrying over the existing de-recognition requirements from IAS 39 Financial Instruments: Recognition and Measurement.

The revised financial liability provisions maintain the existing amortized cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at fair value through profit or loss – in these cases, the portion of the change in fair value related to changes in the entity’s own credit risk is presented in other comprehensive income rather than within profit or loss.

The Company has not early adopted these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements.

5.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The carrying values of accounts receivable, accounts payable and accrued liabilities, and amounts due to related parties approximate their fair values due to the expected maturity of these financial instruments. Fair value estimates are made at specific points in time, based on relevant market information and information about the financial instrument.

IFRS 7 Financial instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1	–	quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2	–	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3	–	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value hierarchy requires the use of observable market inputs whenever such input exists. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

The following table sets forth the Company’s significant financial assets measured at fair value by level within the fair value hierarchy.

July 31, 2013	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$20,562	$-	$-	$20,562
Investment	$32,465	$-	$-	$32,465

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Prepared by Management)
(Expressed in Canadian dollars)
SIX MONTHS ENDED JULY 31, 2013 AND 2012

5.          RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (cont’d...)

January 31, 2013	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$38,081	$-	$-	$38,081
Investment	$136,364	$-	$-	$136,364

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

a)	Credit risk

In respect to accounts receivable, the Company is not exposed to significant credit risk, as the majority are due from governmental agencies.

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents, as all amounts are held at a single major Canadian financial institution and a major Peruvian financial institution. The Company’s concentration of credit risk and maximum exposure thereto in Canada follows. Similar risk in Peru is considered not significant.

	July 31,	January 31,
Cash and equivalents	2013	2013

Held at a major Canadian financial institution	$20,562	$37,703
Peruvian financial institution	-	378
	$20,562	$38,081

The credit risk associated with cash and cash equivalents is minimized substantially by ensuring that these financial assets are placed with major Canadian and Peruvian financial institutions with strong investment-grade ratings by a primary ratings agency.

b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they are due. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company normally maintains sufficient cash and cash equivalents to meet the Company’s business requirements but at July 31, 2013, the cash and cash equivalents balance of $20,562 is insufficient to meet the Company’s needs for the coming year. Therefore, the Company will be required to raise additional capital in order to fund its operations in fiscal 2014.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Prepared by Management)
(Expressed in Canadian dollars)
SIX MONTHS ENDED JULY 31, 2013 AND 2012

5.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (cont’d...)

b)	Liquidity risk (cont’d...)

Liabilities as at July 31, 2013 were as follows:

	0 to 3	3 to 6	6 to 12
	months	months	months	Total
Accounts payable and accrued liabilities	$592,999	$-	$-	$592,999
Due to related parties	816,379	-	-	816,379
	$1,409,378	$-	$-	$1,409,378

Liabilities as at January 31, 2013 were as follows:

	0 to 3	3 to 6	6 to 12
	months	months	months	Total

Accounts payable and accrued liabilities	$531,989	$-	$-	$531,989
Due to related parties	691,771	-	-	691,771
	$1,223,760	$-	$-	$1,223,760

c)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk.

	i.	Interest rate risk

Interest rate risk consists of the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates.

The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity. The interest income earned on cash is minimal; therefore, the Company is not subject to interest rate risk.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Prepared by Management)
(Expressed in Canadian dollars)
SIX MONTHS ENDED JULY 31, 2013 AND 2012

5.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (cont’d...)

c)	Market risk (cont’d...)

ii.	Foreign currency risk

The Company is exposed to foreign currency risk to the extent expenditures incurred or funds received and balances maintained by the Company are denominated in currencies other than the Canadian dollar (primarily United States dollars (“USD”) and Peruvian soles (“soles”)). The Company has net monetary assets of $3,400 denominated in USD and net monetary liabilities of $312,000 denominated in soles. For the six month period ended July 31, 2013, the Company’s sensitivity analysis suggests that a change in the absolute rate of exchange in USD by 5% will increase or decrease net loss by $170 and a change in the absolute rate of exchange in soles by 7% will increase or decrease net loss by $21,800. There will be no impact on other comprehensive loss. The Company has not entered into any foreign currency contracts to mitigate this risk.

iii.	Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is not exposed to any other price risk.

6.	INVESTMENT

All investments in shares are classified as available-for-sale under the financial instruments classification.

During the year ended January 31, 2013, the Company acquired 681,818 common shares of Indico Resources Ltd. (“Indico”) for a total cost of $150,000. Impairment losses as at January 31, 2013 on the investment amounted to $13,636. During the period ended July 31, 2013, the Company sold 276,000 common shares of Indico, which had a cost of $60,720, for net proceeds of $25,215, which resulted in a realized loss on investment of $35,505.

As at July 31, 2013, the market value of the remaining shares held were $32,465, which resulted in a loss on securities of $43,179.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Prepared by Management)
(Expressed in Canadian dollars)
SIX MONTHS ENDED JULY 31, 2013 AND 2012

7.	PROPERTY, PLANT AND EQUIPMENT

	Computer	Office
	equipment	equipment	Total

Cost

Balance at January 31, 2012	$41,213	$57,744	$98,957

Additions	-	46,632	46,632

Balance at January 31 and July 31, 2013	$41,213	$104,376	$145,589

Depreciation and impairment losses

Balance at January 31, 2012	$(24,719)	$(31,387)	$(56,106)

Depreciation for the year	(5,109)	(27,827)	(32,936)

Balance at January 31, 2013	(29,828)	(59,214)	(89,042)

Depreciation for the period	(1,933)	(5,380)	(7,313)

Balance at July 31, 2013	$(31,761)	$(64,594)	$(96,355)

Carrying amounts

At January 31, 2013	$11,385	$45,162	$56,547

At July 31, 2013	$9,452	$39,782	$49,234

8.	INTEREST IN EXPLORATION PROPERTIES

	Central
	Zone	North Zone	South Zone	Total

Balance, January 31, 2012	$2,085,326	$2,374,235	$1,850,004	$6,309,565

Proceeds on sale of 2% NSR	-	(350,000)	-	(350,000)
Write-down	(1,918,660)	(1,857,568)	(1,683,337)	(5,459,565)

Balance, January 31, 2013	166,666	166,667	166,667	500,000
Write-off	(166,666)	(166,667)	(166,667)	(500,000)

Balance, July 31, 2013	$-	$-	$-	$-

The Company’s exploration activities currently focus on three distinct geological areas shown above (Central Zone, North Zone and South Zone) comprised of various mineral claims blocks acquired through the under-noted option agreements. These individual option agreements can relate to mineral claims included in more than one geological area and are identified below.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Prepared by Management)
(Expressed in Canadian dollars)
SIX MONTHS ENDED JULY 31, 2013 AND 2012

8.	INTEREST IN EXPLORATION PROPERTIES (cont’d…)

Property Acquisitions

Deborah Gold Property

On September 16, 2011, the Company signed an option agreement with Sociedad Minera de Responsabilidad Limitada La Luminose de Cajamarca (“Luminosa”) to acquire the Deborah Gold Property. In order to earn a 100% interest, the Company is required to make cumulative cash payments of US$6,000,000 over a minimum of five years. The material terms are as follows:

	Cash Payments

September 16 (effective date)	US$	50,000	(paid)
On commencing drill testing (“drill date”)	US$	200,000
One year anniversary of drill date	US$	400,000
Two year anniversary of drill date	US$	600,000
Three year anniversary of drill date	US$	900,000
Four year anniversary of drill date	US$	1,200,000
Five year anniversary of drill date	US$	2,650,000
	US$	6,000,000

In addition, a royalty of US$4.00 per ounce of gold produced is payable to the underlying vendors up to a maximum of US$2,000,000. There was no finder’s fee paid by the Company in connection with the option agreement.

The claims are included in the South Zone.

Cordillera del Condor Properties

During the year ended January 31, 2008, the Company entered into five option agreements (Vicmarama Property, Maravilla Property, Lahaina 1 Property, Lahaina 2 Property and Afrodita Property) to earn a 100% interest in certain mineral mining concessions located in Peru (the “Mineral Claims”), for which Canadian regulatory approval was received on April 24, 2008. Although the commercial terms of all the undernoted option agreements have now been completed, none of the options have been exercised. During the years ended January 31, 2011 and 2010, the Company entered into additional option agreements (David Property, Marita Property and Cangaza Property) for which Canadian regulatory approval was also received. Peruvian government approval (Supreme Decree) is required for the exercise of the undernoted option agreements, and is in the process of being obtained.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Prepared by Management)
(Expressed in Canadian dollars)
SIX MONTHS ENDED JULY 31, 2013 AND 2012

8.	INTEREST IN EXPLORATION PROPERTIES (cont’d…)

Property Acquisitions (cont’d…)

	i)	Vicmarama Property

On October 18, 2007, the Company acquired an option to earn a 100% interest in consideration for 750,000 common shares (issued) and US$250,000 (paid). The claims are included in the Central Zone, North Zone and South Zone.

During the year ended January 31, 2013, the Company decided to channel its cash flows to develop the Deborah Property, as a result a portion of amounts capitalized were written-down.

During the period ended July 31, 2013, the Company wrote-off the remaining portion of the property due to the Company forfeiting the mineral lease.

	ii)	Maravilla Property

On October 18, 2007, the Company entered into an agreement to earn a 100% interest in consideration for 1,250,000 common shares (issued) and US$300,000 (paid). The claims are included in the Central Zone, North Zone and South Zone.

During the year ended January 31, 2013, the Company decided to channel its cash flows to develop the Deborah Property, as a result a portion of amounts capitalized were written-down.

During the period ended July 31, 2013, the Company wrote-off the remaining portion of the property due to the Company forfeiting the mineral lease.

	iii)	Lahaina 1 Property

On October 18, 2007, the Company entered into an agreement to earn a 100% interest in consideration for 3,400,000 common shares (issued) and US$270,000 (paid). The claims are in the Central and North Zones.

During the year ended January 31, 2013, the Company decided to channel its cash flows to develop the Deborah Property, as a result a portion of amounts capitalized were written-down.

During the period ended July 31, 2013, the Company wrote-off the remaining portion of the property due to the Company forfeiting the mineral lease.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Prepared by Management)
(Expressed in Canadian dollars)
SIX MONTHS ENDED JULY 31, 2013 AND 2012

8.	INTEREST IN EXPLORATION PROPERTIES (cont’d…)

Property acquisitions (cont’d…)

	iv)	Lahaina 2 Property

On October 18, 2007, the Company entered into an agreement to earn a 100% interest in consideration for 1,500,000 common shares (issued) and US$400,000 (paid). The claims are in the North and South Zones.

During the year ended January 31, 2013, the Company decided to channel its cash flows to develop the Deborah Property, as a result a portion of amounts capitalized were written-down.

During the period ended July 31, 2013, the Company wrote-off the remaining portion of the property due to the Company forfeiting the mineral lease.

	v)	David Property

On June 5, 2009, the Company entered into an option to earn a 100% interest in the David Property. In order to earn a 100% interest, the Company paid US$66,031 plus additional consideration of US$5,000 on exercise of the option. These claims are included in South Zone.

During the year ended January 31, 2013, the Company decided to channel its cash flows to develop the Deborah Property, as a result a portion of amounts capitalized were written-down.

During the period ended July 31, 2013, the Company wrote-off the remaining portion of the property due to the Company forfeiting the mineral lease.

	vi)	Marita Property

On June 11, 2010, the Company entered into an option to earn a 100% interest in the Marita Property. Under the terms of the option agreement, the Company agreed to pay US$200,000 (paid) within 10 days of TSX Ventures Exchange (“TSXV”) approval (approved on June 15, 2010) and issued 50,000 common shares on July 25, 2011 (issued); and agreed to issue 200,000 common shares on or before June 15, 2012 and 750,000 common shares on or before June 15, 2013. The claims are included in the Central Zone.

During the year ended January 31, 2013, the Company decided to channel its cash flows to develop the Deborah Property, as a result a portion of amounts capitalized were written-down.

During the period ended July 31, 2013, the Company wrote-off the remaining portion of the property due to the Company forfeiting the mineral lease.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Prepared by Management)
(Expressed in Canadian dollars)
SIX MONTHS ENDED JULY 31, 2013 AND 2012

8.	INTEREST IN EXPLORATION PROPERTIES (cont’d…)

	vii)	Cangaza Property

On July 7, 2010, the Company signed an option agreement to acquire the Cangaza Property. In order to earn a 100% interest, the Company is required to pay cumulative cash payments of US$150,000 over a period of 12 months and issue 1,050,000 common shares over a period of 18 months as follows:

	Cash Payments	Common shares

July 13, 2010	US$ 30,000 (paid)
August 13, 2010		200,000 (issued)
On or before October 13, 2010	US$ 40,000 (paid)
On or before November 13, 2010		200,000 (issued)
On or before April 13, 2011	US$ 40,000 (paid)	200,000 (issued)
On or before July 13, 2011	US$ 40,000 (paid)	200,000 (issued)
On or before January 13, 2012		250,000 (issued)
	US$ 150,000	1,050,000

The claims are included in the North Zone.

During the year ended January 31, 2013, the Company decided to channel its cash flows to develop the Deborah Property, as a result a portion of amounts capitalized were written-down.

During the period ended July 31, 2013, the Company wrote-off the remaining portion of the property due to the Company forfeiting the mineral lease.

Royalty Option Agreement

On June 22, 2012 the Company entered into a Royalty Purchase Agreement with Franco-Nevada Corporation (“Franco”) whereby Franco has been granted a 2% net smelter return on the Company’s mineral properties in Peru in consideration of $350,000 in cash (received). This Agreement replaces the Royalty Option Agreement between the parties dated July 18, 2008 and amended March 30, 2009 which the parties mutually agreed to terminate.

Acquisitions

The acquisition of title to exploration properties is a detailed and time-consuming process. The Company has taken steps, in accordance with industry standards, to verify title to exploration properties in which it has an interest. Although the Company has taken every reasonable precaution to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Prepared by Management)
(Expressed in Canadian dollars)
SIX MONTHS ENDED JULY 31, 2013 AND 2012

8.	INTEREST IN EXPLORATION PROPERTIES (cont’d…)

Environmental Expenditures

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company’s policy is to meet or, if possible, surpass standards set by relevant legislation by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against profit or loss over the estimated remaining life of the related business operation, net of expected recoveries. The Company is not aware of any asset retirement obligations as of July 31, 2013 and January 31, 2013.

9.	CAPITAL STOCK

Authorized

An unlimited number of common shares without par value.

Share issuances

During the year ended January 31, 2013, the Company issued 13,190,391 shares at $0.09 cents per share for gross proceeds of $1,187,135. Finders’ fees of $5,049 were paid to certain finders for part of the private placement.

10.	SHARE-BASED PAYMENT RESERVE

Stock options

The Company has a stock option plan (the “Plan”) in place under which it is authorized to grant options to executive officers, directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the Plan, the exercise price of each option equals the approximate market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of five years and periods of vesting are determined by the Board of Directors.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Prepared by Management)
(Expressed in Canadian dollars)
SIX MONTHS ENDED JULY 31, 2013 AND 2012

10.	SHARE-BASED PAYMENT RESERVE (cont’d…)

Stock options (cont’d…)

A summary of the status of the stock option plan as of July 31, 2013 and January 31, 2013 and changes is presented below:

	Period Ended		Year Ended
	July 31, 2013		January 31, 2013
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise
Options outstanding, beginning of period	-	$-	2,597,500	$1.03
Cancelled/Expired	-	-	(2,597,500)	1.03
Options outstanding, end of period	-	$-	-	$-

Warrants

The Company did not have any outstanding warrants as at July 31, 2013 and January 31, 2013.

11.	RELATED PARTY TRANSACTIONS AND BALANCES

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

During the period ended July 31, 2013, the Company entered into the following transactions with related parties:

Management compensation

a)	Paid or accrued fees included in consulting and exploration and exploration and evaluation expenditures of $96,786 (2012 - $154,694) to officers and directors.

Transactions with other related parties

b)

Paid or accrued office and miscellaneous expenses of $16,035 (2012 - $40,002), professional fees of $Nil (2012 - $18,720), travel and promotion expenses of $2,879 (2012 - $15,385), wages and benefits of $Nil (2012 - $422) to two companies with an officer and a director in common for reimbursement of expenditures.

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Prepared by Management)
(Expressed in Canadian dollars)
SIX MONTHS ENDED JULY 31, 2013 AND 2012

11.	RELATED PARTY TRANSACTIONS AND BALANCES (cont’d…)

Amounts due to related parties is comprised of $507,451 (January 31, 2013 - $487,776) owed to three companies with a common officer or director for reimbursement of office expenses, regulatory expenses, professional fees, travel and promotion expenses, consulting fees, investor relations and exploration expenditures; and $293,928 (January 31, 2013 - $203,994) to two directors and two officers. The amounts due to related parties are unsecured and without interest or stated terms of repayment.

During the period ended July 31, 2013, the Company received a loan from a director of the Company in the amount of $15,000. The loan is non-interest bearing and has no specific terms of repayment.

12.	EXPLORATION AND EVALUATION EXPENDITURES

Exploration and evaluation costs incurred in the six month period ended July 31, 2013 were as follows:

		North	South
	Central Zone	Zone	Zone	Total

Peruvian value added tax	$1,386	$-	$-	$1,386

Total expenditures for the period	$1,386	$-	$-	$1,386

Exploration and evaluation costs incurred in the six month period ended July 31, 2012 were as follows:

		North	South
	Central Zone	Zone	Zone	Total

Field expenses	$917,927	$-	$-	$917,927
Data acquisition and analysis	-	-	-	-
Peruvian value added tax	12,413	-	-	12,413
Land maintenance and tenure	307,408	-	-	307,408
Personnel	57,438	-	-	57,438
Public relations	2,211	-	-	2,211
Survey and mapping	-	-	-	-
Travel	10,632	-	-	10,632
Total expenditures for the period	$1,308,028	$-	$-	$1,308,028

DORATO RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Prepared by Management)
(Expressed in Canadian dollars)
SIX MONTHS ENDED JULY 31, 2013 AND 2012

13.	SEGMENTED INFORMATION

The business of the Company is the acquisition, exploration and development of exploration properties. Geographic information is as follows:

		July 31, 2013			January 31, 2013
	Canada	Peru	Total	Canada	Peru	Total

Cash	$20,562	$-	$20,562	$37,703	$378	$38,081
Interest in exploration properties	-	-	-	-	500,000	500,000
Investment	32,465	-	32,465	136,364	-	136,364
Other assets	18,108	38,280	56,388	35,296	43,660	78,956
Total assets	$71,135	$38,280	$109,415	$209,363	$544,038	$753,401

14.	CAPITAL MANAGEMENT

The Company manages its capital structure, being its capital stock, and makes adjustments to it based on the funds available to the Company in order to support future business opportunities. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company currently has no source of revenues; as such the Company is dependent upon external financings to fund activities. In order to carry future projects and pay for administrative costs, the Company will spend its existing working capital and needs to raise additional funds. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes to the Company’s approach to capital management during the six month period ended July 31, 2013. The Company is not subject to externally imposed capital requirements.

15.	SUBSIDIARIES

The significant subsidiaries of Dorato Resources Inc. are:

			Dorato’s effective
	Country of	Principal	interest for
	Incorporation	Activity	July 31, 2013 and
			January 31, 2013

Dorato Peru S.A.C.	Peru	Mining company	100%
Compania Minera la Luminosa S.A.C.	Peru	Holding company	99%